Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES ELECTIONS TO THE BOARD;

APPOINTMENT OF CHAIRMAN

December 20, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Election of Directors

Kimber is pleased to report that on December 12th, 2006 at the Company’s Annual General Meeting, Dr. Leanne Baker, Dr. Keith Barron and Mr. Stephen Quin were elected to the board of directors.

Dr. Leanne Baker of Tiburon, California, is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc. member NASD/SIPC. She is a former metals and mining equity analyst and managing director of Salomon Smith Barney. Dr. Baker is also a director of Agnico-Eagle Mines, Reunion Gold Corporation, and U.S. Gold Corporation.

Dr. Barron has consulted for more than 20 companies on six continents. He is a founder and director of Aurelian Resources, Inc. (TSX: ARU) in Toronto, Ontario where he served as Vice President, Exploration from 2002 to 2005. For the past year he has been active in the founding and start-up of U308 Corp, a junior exploration uranium company in Toronto, Ontario where he serves as a director and Vice President, Exploration.

Mr. Stephen Quin, P.Geo, is President & CEO of Sherwood Copper Corporation (TSX-V: SWC) headquartered in Vancouver, British Columbia, which is currently bringing the Minto copper-gold project in the Yukon Territory into production. Mr. Quin is a professional geologist with 25 years of international experience in exploration and corporate development and was formerly Executive Vice President of Miramar Mining Corporation. Mr. Quin serves as a director on the boards of Mercator Minerals, American Gold Capital, Maximus Ventures, and Rare Element Resources.

Mr. Cliff Grandison and Mr. Luard (Lu) Manning, P.Eng completed their terms of office and retired from the Board of Directors. Mr. Grandison and Mr. Manning have made important contributions over the past three and 11 years respectively. Both gentlemen brought a wealth of mineral experience to the Company and helped guide the Company through the growth that has been experienced over the past few years. Management, on behalf of the shareholders wishes to thank Mr. Grandison and Mr. Manning for their very effective service.

Appointment of Chairman

Mr. Larry Bell, Director, has been appointed Chairman of the Board for the Company. Mr. Bell is the non-executive Chair of the Board of Directors of BC Hydro, one of the largest electric utilities in Canada. He is also a fellow of the Institute of Corporate Directors and serves as a director of Goldcorp, Silver Wheaton, International Forest Products, Ltd., Miramar Mining, and Hardwoods Specialty Products.

Establishment of Committees

At the inaugural board meeting following the election of the new directors, committees were established and a new committee, the Technical Committee was put in place. Each committee is made up of three members of the board and Mr. Larry Bell, Chairman and Mr. Robert Longe, President and CEO will be ex-officio members of all committees.

Grant of Options

A total of 100,000 options were granted to two new directors at an exercise price of C$2.67.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target, appear to be similar to the Carmen. The goal of the Company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company, visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.